  MASCOT PROPERTIES, INC.
7985 113TH STREET SUITE 220
SEMINOLE, FL, 33772

August 24, 2011

Tom Kluck
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mascot Properties, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed August 8, 2011 File No. 333-174445

Dear Mr. Kluck:

By letter dated August 19, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission provided Mascot Properties, Inc. (the “Company,” “we,” “us” or “our”) with its comments on the Company’s Amendment No.2 to Registration Statement on Form S-1, originally filed on August 8, 2011 (the “Registration Statement”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s response.

General

1.	We note that your website, www.MascotUniversityHousing.com, has been suspended as of the date of this letter. Please revise the prospectus to remove the references to your website or advise.

RESPONSE:    We have revised our prospectus to state that our website is currently live, but remains under construction.  We will continue to update our website periodically in order to ensure it is fully functional.

2.
We note your response to comment 6 in our letter dated July 29, 2011.  Given your response, please revise the prospectus to clearly identify Mr. Dreslin as your founder and state, if true, that Mr. Dreslin has received nothing of value from the company since inception.  We note that Mr. Dreslin is the beneficial owner of 80,004,000 shares in the company.

RESPONSE:  We have revised our prospectus to clearly identify Mr. Dreslin as our founder.  As further stated in the prospectus, Mr. Dreslin is also the sole executive officer and director of the Company and has not received any personal compensation for his services as such.  However, Dreslin Financial Services, Inc. is owned by Mr. David Dreslin and since the date of inception, July 22, 2009, through the date of this prospectus, Dreslin Financial Services, Inc. has been paid $23,700 in 2009 and $900 in 2010 for a total of $24,600 to date for services provided to the Company for consulting, audit preparation and filing review.

3.
Please note that counsel may not limit the legality opinion to only statutory law.  Please have counsel revise the opinion to opine upon the applicable statutory provisions, any applicable rules and regulations underlying those provisions, and applicable judicial and regulatory determinations for the State of Nevada.

RESPONSE:  The opinion has been revised to opine upon the applicable statutory provisions, any applicable rules and regulations underlying those provisions, and applicable judicial and regulatory determinations for the State of Nevada.

Further, the Company acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,
/s/ David Dreslin
David Dreslin
Chief Executive Officer